T-Online

82-5725

T-Online International AG
Postfach 10 11 52, 64211 Darmstadt

Securities and Exchange Co ssion
Office of International Corp
Finance
450 Fifth Street, NW
Washington, DC 20549 U
Attention: Filing Desk

02049061

SUPPL

Ihre Referenzen	
Unser Zeichen	Investor Relations
Durchwahl	Phone direct: +49 6151 680-2930
Datum	July 22, 2002
Betrifft	T-Online International Group Report First Quarter 2002

Dear Sirs,

please find enclosed T-Online International's First Quarter Group Report published on May 23, 2002 regarding the preliminary key figures for the first quarter 2002 (January 1, 2001 to March 31, 2001). The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

W. Dietzel

Investor Relations
T-Online International AG

enclosure

dlw 8/6

T-Online

Group Report for the period January 1 – March 31, 2002

www.t-online.de

Highlights

- Net revenues in Q1/2002 more than 30 percent above those of Q1/2001
- Non-access revenues boosted by over 80 percent
- Group EBITDA improved by 79 percent year on year
- Gross margin increased to over 43 percent relative to the prior year
- The T-Online Vision broadband portal launched at the CeBit fair
- Innovative paid content and services introduced
- Continuing strong growth in customer numbers, to about 11.2 million for the Group

Contents




Online




Online

Dear Reader,
Dear Shareholder,

The following report details the development of our business during the first three months of 2002.

Business trends

During the first quarter of the 2002 financial year, T-Online once again successfully advanced its campaign to reach profitability while continuing to post strong growth.

T-Online boosted its net revenues by EUR 85.5 million to EUR 365.7 million, a gain of around 31 percent over the corresponding 2001 period. In addition, losses in our international operations were substantially reduced as planned.

Group earnings before interest, taxation, depreciation and amortization (EBITDA) improved by 79 percent, with EUR -14 million reported for the first quarter of 2002 as compared to EUR -66.4 million for the same period in 2001.

T-Online's shares

The international stock exchanges began the year on a high note. T-Online stock made strong gains in late January, stabilizing Germany's NEMAX 50 Neuer Markt index with its 10 percent index weighting.

Following the year's brisk beginning, the U.S. and European stock exchanges suffered temporarily from profit taking in mid-March. After unexpectedly weak economic data for the U.S. were published, the U.S. stock markets and the most important European exchanges were pushed downward. T-Online's share price closed at EUR 13.33 on March 31, 2002.

Subscriber trends

T-Online continued to expand its subscriber base during the first quarter of 2002, adding 0.58 million new customers since December 31, 2001 to reach a total of 11.24 million at the end of the quarter. Our foreign subsidiaries contributed to this growth by adding around 142,000 subscribers to the tally during the period under review. The number of DSL flat rate subscribers had reached 1.22 million by March 31, 2002.

T-Online subscriber numbers (in millions)

	March 31, 2002	March 31, 2001	Dec. 31, 2001	Absolute change over Q1 2001	Absolute change over 2001 year end
T-Online AG (domestic business)	9.207	7.089	8.764	2.118	0.443
Subsidiaries and associated companies					
France	0.895	0.662	0.778	0.233	0.117
Spain/Portugal	0.911	0.764	0.892	0.147	0.019
Austria	0.230	0.157	0.225	0.073	0.005
Total	**11.243**	**8.672**	**10.659**	**2.571**	**0.584**

T-Online call centers

As the culmination of the project to optimize our customer service structure and outsource location-specific tasks, the Siegen, Neu-Ulm and Düsseldorf locations were transferred to professional external partners effective February 1, in a package which minimized hardship for the employees concerned. The call centers changed hands without any outward interruptions in operations. As planned, activities defined in the course of the project as involving core competencies remain the exclusive domain of T-Online's own locations. This allows speedy, reliable handling of both core competency areas by T-Online and standard queries by outsource partners. Together, these measures help conserve business resources and cut costs, while expert service ensures customer satisfaction and customer loyalty.

Revenue trends

Positive business performance has been well reflected in a strong increase in the Group's revenues. In the first quarter, T-Online International AG's Group net revenues totaled EUR 365.7 million, representing an increase of some 31 percent over the comparative prior-year period. Our subsidiaries, associated companies and projects contributed about 10 percent of the total.

As in the previous year, access business continued to be the main component of revenues. In this segment, T-Online increased its consolidated revenues from EUR 241.8 million in the first quarter of 2001 to EUR 296.2 million in the same period this year, by roughly 23 percent. This revenue performance was primarily driven by continuing strong growth in the subscriber base.

Revenues

	First quarter 2002 (thousands of €)	First quarter 2001 (thousands of €)	Year-on-year change (%)	Full year 2001 (thousands of €)
Access	296,227	241,799	22.5	947,173
Non-access	69,479	38,392	80.9	192,709
Total	365,706	280,191	30.5	1,139,882

T-Online also achieved a steep hike in Group non-access revenues: The figure of EUR 69.5 million reached in the first quarter beat that of the prior-year period by over 80 percent.

EBITDA and gross margin

Group EBITDA in the first quarter of 2002 was EUR -14.0 million, as against EUR -66.4 million in the prior-year quarter, marking an improvement of some 79 percent.

EBITDA

in millions €	**First quarter 2002**	First quarter 2001	Full year 2001
T-Online AG (domestic business)	21.0	(27.0)	(27.5)
Subsidiaries and associated companies	(27.2)	(36.9)	(141.2)
Projects	(7.5)	0	(20.5)
Reconciliation	(0.3)	(2.5)	(0.1)
Total	**(14.0)**	(66.4)	(189.3)

The figures especially show the positive impact on earnings of the successful migration of customers away from the loss-making narrowband flat rate to other T-Online tariffs. Among the effects of this were, as anticipated, a significant improvement in gross margin to more than 43 percent in the first quarter of 2002, compared with some 35 percent in the prior-year period.

Gross margin

	First quarter 2002	First quarter 2001	Full year 2001
in thousands of €			
Net revenues	365,706	280,191	1,139,882
Goods and services purchased	207,150	181,546	686,399
Gross margin (%)	43.4	35.2	39.8

Recent developments

The first paid content and services debuted on T-Online in January 2002. Now for the first time, our subscribers also have access to attractive paid content in realms such as games and finance. The range of paid services also extends to the T-Online KomfortPaket, a convenience package which includes Symantec virus protection software, and premium Web-based SMS services. Before the first quarter of 2002 came to a close, tens of thousands of T-Online users had already registered for KomfortPaket, and well over 100,000 users for Web-based SMS. The T-Online Photo Service was added to the portfolio in early February, giving users the convenience of uploading digital photos from their PCs at home and ordering copies in various sizes via T-Online (www.t-online.de/photoservice). The photos are delivered by regular mail.

The new T-Online Vision broadband portal (www.vision.t-online.de) was launched at the CeBIT trade fair in Hanover. The new portal went live on March 15, 2002, hailed by a kick-off concert of the top German acts No Angels and Bro'Sis, with tens of thousands of users in virtual "attendance." In addition to streaming the latest music videos, T-Online Vision offers users the chance to access exclusive previews of TV series, coming cinema attractions, news and sports offerings. In the course of the launch, T-Online unveiled innovative new advertising formats designed for the broadband platform.

T-Online now boasts one of the largest selections of paid content in Germany, or anywhere in Europe.

The fact that the Internet has now truly joined the lineup of mainstream media can be seen particularly in T-Online's cooperation with the German Ministry of the Interior. T-Online is the first Internet provider to be integrated into Germany's Emergency Broadcast System.

To set up a general-interest portal specializing in news and entertainment within its portal network, T-Online established the Bild.t-online.de joint venture with the Axel Springer Verlag (ASV) publishing group. To this end, T-Online acquired a 37 percent share in bild.de. The aim is to successively develop new joint offers and products as a way of opening up the Web realm specifically for the target group served by the market-leading offline medium Bild.

T-Online extends its reach

Implementation of the T-Online content and services strategy continues to reap tangible rewards. We attained a huge increase in reach in the first quarter. In March 2002, the T-Online Group's offerings in Germany broke through the 10 million barrier for the first time to attract 10.755 million unique visitors, generating total online time of 932 million minutes. This constitutes an increase of 58.2 percent over the previous March, when online time totaled 589 million minutes.

Expansion of ADSL in France

The French broadband (ADSL) segment continues to develop dynamically, and Club-Internet has held onto the No. 2 position here in spite of Wanadoo's strong dominance. Club-Internet's innovative approach æ as the first ISP in France to provide customers with ADSL modems free of charge as part of an attention-getting advertising campaign æ paid off by more than tripling customer numbers within the space of a single quarter.

As the result of growing pressure from the French regulatory authority (ART), it is now possible to establish the ADSL business model on a firmer economic footing. This will allow Club-Internet to further cement its strong position in this growth market without compromising its own profitability targets.

Before the end of May, Club-Internet will launch a paid-content broadband portal covering music, games and movies – similar to the T-Online Vision portal launched in Germany in March.

Outlook

Our combined business model, which systematically harnesses synergies from access and non-access activities, remains the bedrock of T-Online's strategic approach. We will expand our portal and content businesses with resolve, working with strategic partners from the media field to craft them into a leading Internet media network. Recently acquired companies such as Interactive Media will play a key role in these developments. Thanks to its stake in Interactive Media, T-Online can fully integrate this link in the value chain and ensure the availability of high-caliber marketing expertise. This step also guarantees T-Online access to a strategically important infrastructure for building and expanding non-access business.

In adding greater value for customers, T-Online International AG is also constantly enhancing its expertise in online media. That in turn helps us not only to offer an attractive portfolio of products and content but also to market these effectively. Thanks to our strategic assets already in place, T-Online can quickly amass a full arsenal of Internet media expertise, which is what ultimately ensures that customers find our offers more attractive than those of our competitors.

Overview over the Group interim report as of March 31, 2002

The interim consolidated financial statements and Group Report of T-Online International AG for the first quarter of 2002 were prepared in compliance with the German Commercial Code (*Handelsgesetzbuch* – HGB) and the German Stock Corporation Law (*Aktiengesetz* – AktG), and in accordance with German Accounting Standard No. 6 (DRS 6) of February 13, 2001. In order to ensure the greatest possible uniformity in reporting under HGB and U.S. GAAP (generally accepted accounting principles), the accounting and valuation principles set forth in the U.S. GAAP applicable on the respective balance sheet date are observed insofar as this is allowed by the options that can be exercised under German commercial law. T-Online International AG applies the same accounting and valuation principles whether preparing interim (i.e., quarterly) or annual financial statements. For full details of the methods used, please refer to the notes to the consolidated financial statements as of December 31, 2001 contained in the most recent Annual Report.

Writing on December 19, 2001, Deutsche Börse AG (the company controlling Germany's main stock exchanges) renewed T-Online International AG's exemption from the obligation to prepare U.S. GAAP and/or IAS annual financial statements for 2001 and quarterly financial statements for 2002 contained in the amended *Neuer Markt* regulatory framework effective from January 1, 2001, on condition that T-Online International AG prepare a statement reconciling its HGB financial statements to U.S. GAAP. Thus the following interim consolidated financial statements diverge from U.S. GAAP only where the respective sets of accounting principles are both binding. Remaining differences between the application of the HGB and U.S. GAAP are shown in a separate statement of reconciliation.

As of March 31, 2002, the consolidated group consisted of 35 domestic and foreign companies. Besides T-Online International AG, the most important of these companies are:

Consolidated companies	Size of holding
T-Online.ch, Zurich	100%
T-Online.at Internet Service GmbH, Vienna	100%
YACOM INTERNET FACTORY S.A.U., Madrid	100%
Atrada Trading Network AG, Nuremberg	100%
t-info GmbH, Munich	100%
Daybyday media GmbH, Hamburg	100%
T-Online France SAS/Club-Internet SAS, Paris	99.9%
T-Online Travel AG, Bad Schwalbach	75.1%
Associated companies	
StarMobility GmbH (formerly Manego), Stuttgart	49%
T-Motion plc, London	40%
WSI Webseek Infoservice GmbH & Co. KG, Hamburg	25%
Booxtra GmbH & Co. KG, Augsburg	25%
comdirect bank AG, Quickborn	21.35%

Consolidated income statement

	First quarter 2002 thousands of €	First quarter 2001 thousands of €	Absolute difference thousands of €	Full year 2001 thousands of €
Net revenues	**365,706**	280,191	**85,515**	1,139,882
Other operating income	**3,970**	8,725	**(4,755)**	20,007
Goods and services purchased	**(207,150)**	(181,546)	**(25,604)**	(686,399)
Personnel costs	**(33,377)**	(33,832)	**455**	(137,937)
Depreciation and amortization	**(103,290)**	(97,833)	**(5,457)**	(414,526)
Of which: Amortization of goodwill arising from consolidation	***(87,119)***	*(86,901)*	***(218)***	*(364,482)*
Other operating expenses	**(143,194)**	(139,952)	**(3,242)**	(524,890)
Financial income/(expense), net	**23,282**	25,742	**(2,460)**	(217,289)
Of which: Net interest income	***30,899***	*45,907*	***(15,008)***	*(163,421)*
Results from ordinary business activities	**(94,053)**	(138,505)	**44,452**	(821,152)
Extraordinary income/(expense)	-	-	-	-
Taxes	**2,870**	15,369	**(12,499)**	17,039
Loss after taxes	**(91,183)**	(123,136)	**31,953**	(804,113)
Loss applicable to minority shareholders	**1,526**	2,030	**(504)**	7,266
Group net loss	**(89,657)**	(121,106)	**31,449**	(796,847)
Loss per share in €	**(0.07)**	(0.10)	**(0.03)**	(0.65)

Group earnings before interest, taxes, depreciation and amortization (EBITDA) improved by EUR 52,369 thousand from EUR -66,414 thousand in the prior-year first quarter to EUR -14,045 thousand in the period under review – an improvement of approximately 79 percent.

Besides the EBITDA, the main additional factor in the Group net loss of EUR 89,657 thousand for the quarter was amortization of goodwill totaling EUR 87,119 thousand.

Statement of shareholders' equity

	Subscribed capital		Additional paid-in	Retained earnings	Currency translation adjust-ments	Unappro-priated net income/ (loss)	Minority interests	Total
	Shares issued and outstanding (in thousands)	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance at Jan. 1, 2001	**1,223,858**	**1,223,858**	**5,761,852**	**0**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Currency translation adjustment	–	–	–	–	(68)	–	–	(68)
Group net loss, Jan. 1 – Mar. 31, 2001	–	–	–	–	–	(121,106)	(2,030)	(123,136)
Balance at Mar. 31, 2001	***1,223,858***	***1,223,858***	***5,761,852***	***0***	***(492)***	***(511,487)***	***(510)***	***6,473,221***
Currency translation adjustment	–	–	–	–	(156)	–	–	(156)
Consolidation changes	–	–	12,453	–	–	–	9,465	21,918
Group net loss, Apr. 1 – Dec. 31, 2001	–	–	–	–	–	(675,741)	(5,236)	(680,977)
Balance at Dec. 31, 2001/ **Jan. 1, 2002**	**1,223,858**	**1,223,858**	**5,774,305**	**0**	**(648)**	**(1,187,228)**	**3,719**	**5,814,006**
Currency translation adjustment	–	–	–	–	22	–	–	22
Consolidation changes	–	–	–	–	–	–	(74)	(74)
Changes not recognized as income/(expense)	–	–	716	14,711	–	–	–	15,427
Group net loss, Apr. 1 – Dec. 31, 2002	–	–	–	–	–	(89,657)	(1,526)	(91,183)
Balance at Mar. 31, 2001	**1,223,858**	**1,223,858**	**5,775,021**	**14,711**	**(626)**	**(1,276,885)**	**2,119**	**5,738,198**

The change in shareholders' equity in the period under review was primarily attributable to the Group net loss.

Consolidated balance sheet

	Mar. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €	Mar. 31, 2001 thousands of €
ASSETS			
Outstanding capital contributions	-	-	**1,231**
Noncurrent assets			
Intangible assets	1,824,637	1,913,217	2,158,401
Property, plant and equipment	87,627	81,655	60,364
Financial assets	370,351	338,077	671,539
	2,282,615	**2,332,949**	**2,890,304**
Current assets			
Inventories	869	2,291	799
Receivables	3,451,453	3,381,661	2,746,094
Other assets	25,196	33,812	64,111
Marketable securities	2,002	4,907	1,623
Liquid assets	325,191	327,361	1,021,927
	3,804,711	**3,750,032**	**3,834,554**
Deferred tax assets, prepaid expenses and deferred charges	**33,139**	**26,029**	**29,301**
Total	**6,120,465**	**6,109,010**	**6,755,390**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Subscribed capital	1,223,858	1,223,858	1,223,858
Additional paid-in capital	5,775,021	5,774,305	5,761,852
Retained earnings	14,711	0	0
Currency translation adjustment	(626)	(648)	(492)
Unappropriated net loss	(1,276,885)	(1,187,228)	(511,487)
Minority interests	2,119	3,719	(510)
	5,738,198	**5,814,006**	**6,473,221**
Accruals			
Pensions and similar obligations	5,499	5,222	3,404
Tax accruals	6,867	120	16
Other accruals	225,085	162,289	140,907
	237,451	**167,631**	**144,327**
Liabilities			
Liabilities to banks	26	150	6,209
Advances received for orders	219	0	0
Trade accounts payable	48,285	83,698	44,979
Liabilities to Group companies	78,584	26,870	70,684
Liabilities to other companies linked via equity investments	56	55	5,355
Other liabilities	7,599	10,633	7,105
	134,769	**121,406**	**134,332**
Deferred income	**10,047**	**5,967**	**3,510**
Total	**6,120,465**	**6,109,010**	**6,755,390**

Consolidated statement of cash flows

	First quarter 2002 thousands of €	First quarter 2001 thousands of €
Group net loss	**(89,657)**	(121,106)
Losses applicable to minority shareholders	(1,526)	(2,030)
Depreciation and amortization of noncurrent assets	103,290	97,833
Net interest income	(30,899)	(45,907)
Income taxes	(2,966)	(15,432)
Proceeds from disposals of noncurrent assets	869	0
Results from associated companies	7,617	20,165
Increase in pension accruals	277	361
Increase in other accruals	69,543	48,821
Increase in trade accounts receivable	(2,403)	(34,516)
Decrease in trade accounts payable	(35,413)	(19,504)
Other changes	60,270	(193,669)
Interest paid	(617)	(368)
Interest received	20,591	36,634
Income taxes paid	4,799	0
Net cash provided by/(used for) operating activities	**103,775**	(228,718)
Capital expenditure on intangible assets	(8,010)	(1,931)
Capital expenditure on property, plant and equipment	(13,826)	(14,506)
Capital expenditure on financial assets	(39,941)	(115)
Proceeds from sale of noncurrent assets	334	38
Net change in short-term investments (>3 months to maturity) and marketable securities	(614,959)	6,760
Net cash used for investing activities	**(676,402)**	(9,754)
Increases in shareholders' equity	717	0
Repayment)/issuance of short-term debt	(124)	3,004
Repayment of short-term debt	0	(199)
Net cash provided by financing activities	**593**	**2,805**
Effect of exchange rate changes on cash and cash equivalents	-	-
Net decrease in cash and cash equivalents (up to 3 months to maturity)	(572,034)	(235,667)
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	891,362	2,657,594
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	319,328	2,421,927

There was an overall cash inflow from operating activities of EUR 103,775 thousand in the first quarter, primarily due to changes in accounts receivable from and payable to Deutsche Telekom.

Revenues

	First quarter 2002 thousands of €	First quarter 2001 thousands of €	Absolute difference	Full year 2001 thousands of €
Access	296,227	241,799	54,428	947,173
Non-access	69,479	38,392	31,087	192,709
Total	**365,706**	280,191	85,515	1,139,882

In the first quarter of 2002, T-Online International AG earned Group net revenues of EUR 365,706 thousand, a 31-percent increase over the prior-year period. Our subsidiary companies, particularly T-Online France, t-info and Ya.com, contributed to this growth, attaining net revenues of EUR 35,681 thousand. However, even without taking consolidated subsidiaries into account, year-on-year revenue still climbed 29 percent, driven by growth in access business, advertising and e-commerce.

Personnel

Personnel costs

	First quarter 2002 thousands of €	First quarter 2001 thousands of €	Absolute difference	Full year 2001 thousands of €
Wages and salaries	(27,200)	(27,517)	317	(112,917)
Social insurance, pension plan contributions and other employee benefits	(6,177)	(6,315)	138	(25,020)
Total	**(33,377)**	(33,832)	455	(137,937)

Personnel costs showed little change relative to the prior-year quarter, thanks to a significant increase in productivity.

Number of employees (average for period)

	First quarter 2002 (no. of persons)	First quarter 2001 (no. of persons)	Absolute difference	Full year 2001 (no. of persons)
T-Online International AG	1,527	1,912	(385)	1,808
T-Online France/Club-Internet	457	507	(50)	473
Ya.com	290	226	64	246
Other subsidiaries and associated companies	188	159	29	175
T-Online International AG Group	**2,462**	2,804	(342)	2,702
Trainees/interns	54	62	(8)	56

The average number of employees fell by 342 year on year. In the quarter under review, the total (adjusted to an equivalent number of full-time employees, excluding trainees and interns) fell by 302 from 2,693 employees on December 31, 2001 to 2,391 on March 31, 2002. The net change reflects two countervailing effects: While T-Online International AG and T-Online France reduced their staff by 435 (mainly in their call centers), the other subsidiaries and associated companies added slightly to theirs.

Depreciation and amortization

	First quarter 2002 thousands of €	First quarter 2001 thousands of €	Absolute difference	Full year 2001 thousands of €
Depreciation and amortization of intangible assets	(95,678)	(92,964)	(2,714)	(390,439)
Of which: Goodwill amortization	*(87,119)*	*(86,901)*	*(218)*	*(364,482)*
Depreciation of property, plant and equipment	(7,612)	(4,869)	(2,743)	(24,087)
Total	**(103,290)**	(97,833)	(5,457)	(414,526)

The charge applying to intangible assets primarily consists of amortization of goodwill arising from the consolidation of subsidiary companies (especially T-Online France and Ya.com).

Investments

	First quarter 2002 thousands of €	Full year 2001 thousands of €
Intangible assets	8,010	53,595
Property, plant and equipment	13,826	55,015
Financial assets	39,983	12,989
Total	**61,819**	**121,599**

EUR 37,000 thousand of the investments in financial assets in the period under review relate to the inclusion of Bild.T-Online.de AG & Co. KG in the consolidated group for the first time. This joint venture, in which T-Online holds a 37-percent stake, was founded on October 12, 2001 and granted approval by the German Federal Cartel Office on March 8, 2002.

Liquid assets

	Mar. 31, 2002 thousands of €	Dec. 31, 2001 thousands of €
Cash in banks, petty cash and funds invested with Deutsche Telekom AG	3,635,691	3,589,861

Liquid assets as of Mar. 31, 2002 were some EUR 46 million higher than at December 31, 2001.

Consolidated statement of cash flows

Net cash provided by/(used for) operating activities

Although there was a net loss of EUR 89,657 thousand for the first quarter of 2002, the Group generated positive cash flow of EUR 103,775 thousand from operating activities. The main influential factor was changes in accounts receivable from and payable to Deutsche Telekom.

Net cash used for investing activities

There was a net cash outflow for investing activities of EUR 676 million in the first three months of 2002. This is primarily due to transfers of funds out of short-term investments (< 3 months to maturity) and into longer-term ones (> 3 months). These transactions did not constitute capital expenditure in a business sense.

Net cash provided by financing activities

Financing activities provided a net cash inflow of EUR 0.6 million in the period under review.

Segment information

The T-Online International Group's internal organizational and reporting structure is made up as follows:

T-Online International AG's German operations:

This segment includes the parent company, the market leader in Germany, where it deploys a combined business model based on access and non-access activities.

Subsidiaries and associated companies:

This segment includes both foreign companies (Ya.com, T-Online.at, T-Online.ch and T-Online France) and domestic ones (Atrada, daybyday). All of them have been operating for several years in a dynamic market environment, and have established a good position in the marketplace. While the foreign subsidiaries have combined business models on similar lines to that of the parent, the domestic companies serve specific markets.

Projects:

This segment includes projects and investment holdings which in some cases are still in their start-up phases, generating low revenues for the time being. The segment currently includes T-Online Travel, t-info and Auto.T-Online.

Internal management and reporting:

The management of business units and internal reporting at T-Online are essentially based on the accounting principles described earlier. The key criterion for gauging segment performance is EBITDA. Any sales made and revenues generated between segments are predominantly priced just as they would be for outside customers. Revenues are attributed to the country of destination, while long-term assets are classified by location of the units involved. The investments reported in the table below apply to property, plant and equipment ("PPE"). In addition to its approximately EUR 3.6 billion in liquid assets, the noncurrent assets of T-Online International AG mainly consist of financial assets held in its function as the parent company of the Group.

The table shows the segment information for the first quarters of 2002 and 2001:

Figures in thousands of €	TOI AG		Subsidiaries and assoc. cos.		Projects		Reconciliation		TOI Group	
	Q1 2002	Q1 2001	**Q1 2002**	Q1 2001	**Q1 2002**	Q1 2001	**Q1 2002**	Q1 2001	**Q1 2002**	Q1 2001
External revenues	330,026	256,993	27,134	23,198	8,546				365,706	280,191
Revenues between segments	444	176	76	39	–		(520)	(215)	–	–
Total revenues	330,470	257,169	27,210	23,237	8,546		(520)	(215)	365,706	280,191
EBITDA	**21,039**	**(27,051)**	**(27,227)**	**(36,904)**	**(7,539)**		**(318)**	**(2,459)**	**(14,045)**	**(66,414)**
Segment assets	7,396,810	7,152,383	121,825	106,010	88,965		(1,487,135)	(503,003)	6,120,465	6,755,390
Investments in PPE	11,253	12,246	2,453	2,260	120				13,826	14,506
Depreciation and amortization	(11,743)	(8,537)	(4,580)	(3,816)	(1,270)		(85,697)	(85,480)	(103,290)	(97,833)

EBITDA is derived as follows:

In thousands of €	First quarter 2002	First quarter 2001
Results from ordinary business activities	(94 053)	(138 505)
Goodwill amortization	87 119	86 901
Other depreciation and amortization	16 171	10 932
Financial income/(expense), net	(23 282)	(25 742)
EBITDA	**(14 045)**	(66 414)

External revenues break down as follows by geographical region:

In thousands of €	First quarter 2002	First quarter 2001
Germany	338 977	259 830
Other Europe	26 729	20 361
Total	365 706	280 191

Noncurrent assets to the value of EUR 510 million are located in Germany, and to the value of EUR 1,772 million elsewhere in Europe.

Other disclosures

Information on subscription rights (i.e., stock options) for officers and employees pursuant to Section 160 (1), items 2 and 5 of the German Stock Corporation Law (Aktiengesetz).

The 2000 stock option plan for company specialists and managers was adopted by an Extraordinary Shareholders' Meeting of T-Online International AG before the company's initial public offering in that year.

Especially in light of the high targets on which the right to exercise the options depended and the adverse conditions on the stock market, the 2000 stock option plan soon became uncompetitive. Further information on the option plans is available in the 2001 Annual Report on pages 117 et seq. You can also view the Annual Report online at http://ueber.t-online.de/uebe/inve/deut/star/CP/cc-start.html.

The 2001 Shareholders' Meeting approved a new, premium-priced stock option plan which enables T-Online International AG to offer its employees and executives attractive remuneration while also reporting issued stock options in a way that does not affect income.

The premium in the 2001 stock option plan is 25 percent. Options will be issued over a five-year period and will be valid for ten years. Exactly half of the options granted to a plan participant on a particular date are subject to a two-year lock-up period from that date, while the other half are subject to a longer, three-year lock up. The first tranche was issued on August 13, 2001.

The following quantities of T-Online stock and stock options were held by members of the T-Online International AG Board of Management and Supervisory Board as of March 31, 2002: Ms. Altmeyer, 1,000 shares and 35,445 options; Mr. Beaujean, 550 shares and 35,445 options; Mr. Graßmann, 1,050 shares and 52,820 options; Mr. Holtrop, 2,500 shares and 141,780 options; and Mr. Kindt, 550 shares and no options. Of the members of the Supervisory Board, Dr. Sommer, Dr. Eick and Mr. Hedberg each held 2,000 shares as of March 31, 2002, while Ms. Jackson held 50. Supervisory Board members Dr. Käsbeck, Mr. Brauner, Mr. Häuser, Mr. Hoch, Dr. Rolle, Mr. Ricke, Mr. Lagardère and Ms. Kusz do not hold any T-Online stock. Further information in this regard can be found in the notes to the consolidated financial statements in the 2001 Annual Report. The information can be viewed online on page 151 of the Annual Report at:
http://ueber.t-online.de/uebe/inve/deut/star/CP/cc-start.html

Reconciliation of Group earnings and equity under German GAAP (HGB) to U.S. GAAP

	First quarter 2002 Group net income/(loss) thousands of €	First quarter 2001 Group net loss thousands of €	Mar. 31, 2002 Shareholders' equity thousands of €
Group net loss/shareholders' equity under German GAAP	**(89,657)**	**(121,106)**	**5,738,198**
Intangible assets	3,866	3,866	(26,054)
Capitalization of software costs	2,108	2,108	26,454
Acquisition of Ya.com stake	(3,909)	(6,580)	48,922
Reversal of scheduled goodwill amortization	91,042	0	91,042
Other differences	2,622	(1,320)	16,677
Differing effects of income taxes	(4,794)	10,824	178,725
Group net income (loss)/ shareholders' equity in accordance with U.S. GAAP	**1,278**	**(112,136)**	**6,073,964**

In the period under review, the main divergences between the two reporting conventions are the different treatment of goodwill since January 1, 2002 (U.S. GAAP does not stipulate scheduled amortization for this), the valuation of intangible assets (including software), and different approaches to assessing and reporting deferred taxes. The shareholders' equity computed according to U.S. GAAP was EUR 6,073,964 thousand as of March 31, 2002 (against EUR 6,053,326 thousand on December 31, 2001).

The Board of Management

T-Online International AG
Darmstadt, May 2002

T-Online International AG
Investor Relations
Postfach 10 11 52, 64211 Darmstadt, Germany
Telephone: +49 (0) 61 51/6 80-29 29
Telefax: +49 (0) 61 51/6 80-2 99
Web site: www.t-online.de
E-mail: ir@t-online.net